Via Edgar

February 3, 2025

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re: Givbux, Inc.

Amendment No. 3 to Registration Statement on Form 10-12G

Filed December 16, 2024

File No. 000-52142

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended September 30, 2024

File No. 000-52142

Dear Sir/Madame:

Amendment No. 3 to Registration Statement on Form 10-12G Filed December 16, 2024

Item 1. Business

General Background of the Company, page 4

We note your response and revised disclosure in response to prior comment 1 and wereissue it in part. Please revise to address the following:

● Elaborate further on the effects that the regulations you have identified have had or will have on your business. In this light, we note that your revised disclosure only indicates that you will be subject to such regulations.

Answer: We have added additional comments

With respect to your number of Users, Merchants, and Charities, and GivBux Associates in the chart on page 4, please provide the information as of the most recently practicable date. If you cannot provide this information for any date more recent than September 30, 2024, please revise to state as much and explain why. Additionally, we note that there have been no changes in your number of Users, Merchants, and Charities between June 30, 2024 and September 30, 2024. Please revise to explain why there have been no changes and advise whether there have been any changes in the number of GivBux Associates.

Answer: We have made the changes We have not increased the number of retailers and the number of active retailers remains at 258

● Please clarify whether Users or Network Marketers (or both) receive cash from the marketing fees. Also, please clarify whether the marketing fee program is currently implemented. In this light, we note your response to another portion of this comment that states “[t]hey will also receive commissions from advertising revenue which they will generate as soon as this program is put in place.” Please advise.

Answer: The term Network Marketers and GivBux Associates are the same people, therefore we have eliminated the term Network Marketer. All of the users receive GivBux from the marketing fees and they are credited to their accounts. As well, the GivBux Associates receive commissions on the subscription revenue they generate

● Please revise throughout the registration statement to disclose the types of rewards that Users may allocate to charities, and the amount of rewards that Users must allocate to charities. Also clarify that Users must choose among the charities with which you have partnered, as opposed to “a[ny] charity of their choice.” Please also revise to define “GivBux Rewards” and include how such rewards are calculated and how you calculate the cash value.

● Revise to disclose the total amount of commissions earned by GivBux Associates to date and for each period presented. Discuss the initial and monthly fees paid by GivBux Associates to you, and the commissions earned by GivBux Associates. Please revise your disclosure to clarify whether the advertising revenue is currently being generated. Finally, we note you statement that “approximately 70% of the fees paid are paid back to the Associates and distributed up to a maximum of 7 levels.” Please explain what “7 levels” means and describe in further detail how the fees are distributed up to 7 levels, including an illustrative example.

Answer: Illustrative charts have been provided. Advertising revenue has not yet started

● Please revise to include the definition of Network Marketers.

Answer: The term Network Marketers have been replaced by GivBux Associates

● Please revise to include your response that Users will generate passive income when others use the app to purchase everyday products. Additionally, revise to clarify how Users will generate such income and how such income will be calculated.

Answer: We have modified the section

● We note that you have not revised the discrepancy between 273 retailers and 258 merchants and we also note your response to prior comment 4 that indicates that the number of vendors should be 268. Please reconcile.

Answer: The correct number is 258 retailers.

2. We note your amended disclosure in response to prior comment 2. Please revised toprovide a complete definition of “Users.” We also note that you define Users as “all users who download the GivBux App.” Please revise to clarify whether you count individuals who download your app, but never use it as a “User,” and if so, please explain why. Additionally, we note your statement that there are no written agreements with Users, GivBux Associates, Charities, and Retailers. In light of that,please explain how you enforce any obligations you have with such parties and their obligations to you. Revise your risk factors as appropriate.

Answer: The changes have been made

3. We note your response to prior comment 3. Please revise to include your response in the registration statement and file the agreement as an exhibit. To the extent appropriate, consider redacting information from the agreement per Item 601(b)(10)(iv) of Regulation S-K or Rule 83.

Answer: We need some additional clarification on what you are requiring

4. We note your response to prior comment 4, but note that you have not revised the number of retailers on page 5 and you have not included a revised Exhibit 4.28 as an Exhibit showing the updated list of vendors/retailers. Please revise.

Answer: The total number of retailers is 258 and the exhibit 4.28is current

5. Please revise to provide a chart that describes how fees, commissions, and rewards are transferred between you, Users, Merchants, Charities, and GivBux Associates. Please ensure that the chart shows up to the “7 levels” to which marketing fees are distributed.

Answer: The chart has been provided

Risk Factors, page 9

6. We note your amended disclosure in response to prior comment 5 and we reissue it in part. Please revise to address the following:

● How you received increased subscription revenues without an increase in your number of associates from June 30, 2024 to September 30, 2024, as well as your statements for growth and expectations for “significant growth in the near future”;● The amount of revenue and cash inflows derived from your platform;

● Statements regarding the level of success in prior periods, including that you have “grown significantly in recent periods”;

● The size and demographic of your current customer base;

● The current status of your product offering(s);

● The status and terms of any current or prior subscription contracts sold given your assertion that you generate revenue from such contracts;

● References to business combinations, asset acquisitions, and a revolving credit facility; and

● We note that you deleted all references to “restaurants,” including on page 5 where you discuss where rewards can be redeemed. Please clarify whether users can redeem their GivBux rewards at restaurants.

Answer: We have replied to these comments in our document

● We also note your amended disclosure in the middle of page 9. Please revise to clarify, if true, that an increase in the number of Users, GivBux Associates, and Retailers does not necessarily mean that there will be an increase in revenue generated. Please remove the disclosure regarding management’s belief, as this mitigates the risk discussed here.

Answer: This section has been completed

Risks regarding Notes Payable and Convertible Notes Payable, page 13

7. We note your amended disclosure in response to prior comment 6. Please revise to name the Ken Jones related companies to which you owe debts. Additionally, please revise to clarify whether the $535,150 of debts payable includes the $323,473 in convertible notes, whether all convertible notes are currently due and due on demand,and elaborate on what you mean by $525,150 of debts payable which are all due “in theory.” To the extent that there are agreements regarding the collection of debts, please revise to state as much, summarize such agreements, and file such agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Answer: We have modified the section to name the Ken Jones related company. The debts of $ 535,150 do not include the 323,473$ All of this information is included in the financial statements. We have included an exhibit of the debts and convertible notes.

Financing requirements to fund operations, page 15

8. We note your amended disclosure in response to prior comment 7 and we reissue it inpart. Please revise to disclose:

● the risks to the company and investors if adequate financing is not secured; and

● summarize the material details of the $400,000 worth of convertible notes, including who holds such notes, the date they were issued, the specific terms of the notes, redemption rights, etc.

Answer: These have been included as Exhibits

Description of GivBux Super App Payment Process, page 44

9. We note your amended disclosure in response to prior comment 8 and we reissue it inpart. Revise to name the third party aggregator, summarize the material terms of the agreement and file the agreement as an exhibit. To the extent appropriate, consider redacting information from the agreement per Item 601(b)(10)(iv) of Regulation S-K or Rule 83.

Answer: Our position remains the same, we do not want to disclose the name publicly. We are willing to supply the information to the SEC but we do not wish to publish this information. Please advise

GivBux Business Description, page 44

10. We note your response to prior comment 9; however there does not appear to be any revised disclosure in your registration statement. Please revise the Management’s Discussion and Analysis of Financial Condition and Results of Operations to discuss your current revenue streams in the context of your results.

Answer: This has been completed

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 45

11. We note your amended disclosure in response to prior comment 10 and we reissue it in part. Please revise to disclose the consideration received for the issued shares.

Answer: The shares were issued as payment for marketing services which include stock promotion and corporate awareness.

Results of Operations, page 46

12. We note your response to prior comment 11 and we reissue it. Please revise to disclose how you generated revenues for each of the periods discussed. For example, we note your disclosure on page 46 that during the nine months ended September 30, 2024 you generated revenues of $330,319. Please disclose the source(s) of such revenues. Please do the same for each of the periods presented.

Answer: Revenue sources have been disclosed

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 54

13. We note that you have not provided a response or revised your disclosure in response to prior comment 12. Please revise to update this table as of the most recent practicable date.

Answer: This table is up to date

Item 7. Certain Relationships and Related Transactions, page 58

We note your response and amended disclosure to add the name of one related party in response to prior comment 13. We reissue our comment. Please revise to include the information required by Item 404 of Regulation S-K. For example, name each of the related parties involved in the transactions, including the names of the entities from which the company borrowed money in 2023, and the related party to which $3,275 was due to as of December 31, 2023. Update this section so that it provides the required disclosure as of the date of the filing.

Answer: This has been disclosed

Signatures, page 76

15. We note your response to prior comment 14 and we reissue it. We note that the Signatures section in amendment no. 2 to your registration statement, filed on October 29, 2024, was signed by your CEO, Umesh Singh, dated September 12, 2024. We also note your correspondence filed in advance of that amendment on October 25, 2024, which stated that Umesh Singh would be unavailable to sign any documents. Please advise whether any company representative was authorized to file amendment no. 2 at the time it was filed in accordance with the requirements of Form 10. Additionally, please revise to describe the actions taken in accordance with your organizational documents, if any, to appoint another person to serve as interim CEO or otherwise. Finally, we note that you did not file a Form 8-K under Items 5.01 or 5.02 because you “knew this was a temporary situation”; please provide your legal analysis of why such filing was not required, and include in such analysis the dates of Mr. Singh’s incapacity and the dates during which any other person acted on his behalf.

Answer: The chain of command for signing on behalf of GivBux is

1- Umesh Singh CEO Director

2- Robert Thompson, Secretary, Director

3- Michael Arnkvarn, Director

Mr Singh was not available from Oct 19-27 due to a brief leave of absence for medical reasons. The time he was unavailable was in our opinion not significant, therefore we did not file a 8-K. At no time was the company without leadership. We required Umesh’s signature on October 25, 2024 so we advised the SEC why Mr Thompson was signing. Immediately after the notification of October 25, 2024 Mr Singh was available so no further action was taken on our part

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended September 30, 2024

Item 4. Controls and Procedures, page 22

16. Please revise to provide the disclosures required in Items 307 and 308 of Regulation S-K. In addition, please revise to include the certifications required by Items 601(b)(31) and (32) of Regulation S-K.

Answer: Controls and Procedures are included in the section Risks Related to Operating as a Public Company. Please advise if these are adequate

Sincerely,

/s/ Umesh Singh
Umesh Singh,
President.